1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated May 10, 2018

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2018

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

Exhibit

Exhibit	Description

99.01	Announcement on 2018/05/10 : Chunghwa Telecom announces its operating results for April 2018
99.02	Announcement on 2018/05/10: April 2018 sales

EXHIBIT 99.01

Chunghwa Telecom announces its operating results for April 2018

Date of events: 2018/05/10

Contents:

1. Date of occurrence of the event: 2018/5/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter "head office" or "subsidiaries"): head office

4. Reciprocal shareholding ratios: N/A

5. Chunghwa Telecom consolidated revenue for April 2018 was NT$17.31 billion. Operating costs and expenses were NT$13.23 billion. Operating income was NT$4.08 billion. Pretax income was NT$4.12 billion. Net income attributable to stockholders of the parent company was NT$3.25 billion, and EPS was NT$0.42. In addition, operating income, pretax income and EPS all fell in the range of our guidance previously announced.

Due to the adoption of IFRS 15 starting from January 1, 2018, Chunghwa Telecom chose the modified retrospective method and disclosed the effect of the adoption on April. The effect is NT$0.4 billion decrease on consolidated revenue, NT$0.07 billion increase on operating costs and expenses, NT$0.47 billion decrease on operating income, NT$0.47 billion decrease on pretax income and NT$0.38 billion decrease on net income attributable to stockholders of the parent company.

Under the basis before IFRS 15 adoption, consolidated revenue for April 2018 was NT$17.71 billion, a 4.5 % decrease year-over-year. Operating costs and expenses were NT$13.16 billion, a 6.1% decrease year-over-year. Operating income was NT$4.55 billion, which remained flat year-over-year. Pretax income was NT$4.59 billion, a 1.0% decrease year-over-year. Net income attributable to stockholders of the parent company was NT$3.63 billion, a 4.4% decrease year-over-year and EPS was NT$0.47.

Under the basis before IFRS 15 adoption, mobile communications business revenue in April decreased year-over-year mainly due to the continued decline in mobile voice revenue and the slightly decrease of handset sales revenue, which offset the increase of value-added service revenue driven by the growth of 4G and mobile internet subscriber base. Mobile service revenue declined year-over-year.

In April, internet revenue under the basis before IFRS 15 adoption slightly increased year-over-year. Broadband access revenue remained flat while MOD revenue increased. Local revenue decreased continually because of VoIP substitution. ICT project revenue remained flat.

Under the basis before IFRS 15 adoption, operating costs and expenses in April decreased year-over-year, mainly due to the decrease of cost of goods sold and interconnection expense.

8.Countermeasures: None

9.Any other matters that need to be specified: None

EXHIBIT 99.02

Chunghwa Telecom

May 10, 2018

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of April 2018.

1) Sales volume (NT$ Thousand)

Period	Items	2018	2017	Changes	%
Apr.	Net sales	17,307,828	18,551,837	(-)1,244,009	(-)6.71%
Jan.-Apr.	Net sales	70,940,186	73,085,236	(-)2,145,050	(-)2.93%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	650,000	3,041,289

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	285,958
	Fair Value	-955
	The amount of unrealized gain(loss) recognized this year	-862

Settled Position	Total amount of contract	96,806
	The amount of realized gain(loss) recognized this year	189

a-2 Non-trading purpose (that meets the criteria for hedge accounting,)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	281,013
	Fair Value	-2,283
	The amount of unrealized gain(loss) recognized this year	-1,433

Settled Position	Total amount of contract	328,838
	The amount of realized gain(loss) recognized this year	-523

b Trading purpose : None